Veolia Environnement Launches Cash Tender Offer to Purchase Certain of its
Dollar-Denominated Notes due 2018

Paris, France, November 28, 2012 – Veolia Environnement (the “Company”) today announced the commencement of an offer to purchase for cash (the “Offer”) up to US$200,000,000 principal amount (subject to possible increase at the Company’s discretion) of its 6.00% Dollar-Denominated Senior Notes due 2018 (the “Notes”).  The Notes have an aggregate principal amount outstanding of US$700,000,000.

The purpose of the Offer is to optimize the use of the Company's cash and cash equivalents, and to reduce its US dollar indebtedness, following the divestiture of its solid waste business in the United States.   The Company currently has significant liquidity; repurchasing the Notes should optimize this liquidity by reducing the Company’s cost of carrying cash and cash equivalents.

The price paid in the Offer will be determined based on the yield to maturity of the U.S. Treasury reference security (“UST Reference Security”) plus a spread determined using a modified “Dutch Auction” method.  Based on the yield of the UST Reference Security as of November 26, 2012 at 4:00 p.m. New York City time, the maximum amount payable by the Company in the Offer is US$250,000,000 (€194 million), assuming no increase, and excluding accrued interest.

The Offer will remain open until 11:59 p.m., New York City time, on December 26, 2012, unless extended or earlier terminated.  The settlement date is expected to occur on December 28, 2012.

This press release is neither an offer to purchase nor a solicitation to tender any of these Notes nor is it a solicitation for acceptance of the Offer.

The Company is making the Offer only by, and pursuant to the terms of, the Offer to Purchase.  The Offer is not being made to (nor will tenders of Notes be accepted from or on behalf of) holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

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United Kingdom.  The communication of this press release and any other documents or materials relating to the Offer is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (2) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Offer to Purchase or any of its contents.

France. The Offer is not being made, directly or indirectly, to the public in France.  Neither this press release nor any other documents or offering materials relating to the Offer have been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France, and only (i) persons licensed to provide the investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) acting for their own account, and/or (iii) legal entities whose total assets exceed €5 million, or whose annual turnover exceeds €5 million, or whose managed assets exceed €5 million, or whose annual headcount exceeds 50, all as defined in, and in accordance with, Articles L.341-2, L.411-2, and D.411-1 of the French Code monétaire et financier, are eligible to participate in the Offer.  This press release has not been and will not be submitted to the clearance procedures (visa) of nor approved by the Autorité des marchés financiers.

Italy.  Neither this press release nor any other documents or materials relating to the Offer have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations. The Offer is being carried out in the Republic of Italy as an exempted offer pursuant to  Article 101-bis, paragraph 3-bis of Legislative Decree no. 58 of February 24, 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 3 and/or paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the "CONSOB Regulation"), as the case may be.

Holders or beneficial owners of the Notes that are located in Italy can tender Notes for purchase through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations and with requirements imposed by CONSOB or any other Italian authority.

European Economic Area.  In any European Economic Area ("EEA") Member State that has implemented Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, together with any applicable implementing measures in any Member State, the “Prospectus Directive”), this press release is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Directive.

Important Disclaimer

This document contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside the Company’s control, including but not limited to: the uncertainty related to the implementation of the company’s new strategy, including the completion of the program of divestments and the effective reduction of costs; the risk of suffering reduced profits or losses as a result of intense competition, the risks associated with conducting business in some countries outside of Western Europe, the United States and Canada,  the  risk that changes in energy prices and taxes may reduce the Company’s profits, the risk that the company may make investments in projects without being able to obtain the required approvals for the project, the risk that governmental authorities could terminate, modify or renew under less favorable conditions some of the Company’s contracts, the risk that the Company’s long-term contracts may limit its capacity to quickly and effectively react to general economic changes affecting the Group’s performance under those contracts, the risk that acquisitions may not provide the benefits that the Company hopes to achieve, the risks related to customary provisions of divesture transactions, the risk that the Company’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect the Company’s financial results and the price of its shares, the risk that the Company may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents the Company has filed with the U.S. Securities and Exchange Commission. The Company does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by the Company with the U.S. Securities and Exchange Commission from the Company.

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Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 330,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation.
 www.veolia.com

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

U.S. investors contact: Terri Anne Powers 1-312-552-2890

Press release also available on our web site: http://www.finance.veolia.com